Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

November 15, 2006

Dear Valued Client:

We understand that the recently announced merger agreement between Caremark Rx, Inc. and CVS Corporation may generate questions from your employees. We are pleased to provide the attached fact sheet, talking points and frequently asked questions documents to assist you in responding to those inquiries.

Benefits to Consumers

This merger of equals will bring together our operations and create the premier integrated pharmacy services provider in the U.S. The new company will enable Caremark to continue moving our services closer to the consumer who is being asked to increasingly take on significantly more involvement in their healthcare decisions.

There are many consumer benefits to the merger, including improved access to multiple channels to make it easier for your employees and their physicians to migrate to cost effective generics, mail and preferred brands. The joining of the two companies will bring additional value within our retail network, by providing consumers enhanced personal interaction with pharmacists through the phone and in-person at CVS stores, making it easier to adhere to prescription requirements and get information about healthcare choices. The new company will be able to do even more to help individual consumers maximize benefits they receive under their current plans. At the same time, we intend to continue providing access to the large, nationwide network of participating pharmacies currently available to your employees.

The new company will also provide greater convenience for consumers, who will have access to medication counselling, over-the-counter products, dietary supplements and more. In addition, CVS is expanding an exciting new in-store concept, MinuteClinic, where licensed nurse practitioners can deliver certain primary healthcare treatments directly to consumers.

It is important to note that providing valuable services to you and your employees will remain our priority. We are absolutely committed to focusing on your needs and the new initiatives you expect from us. We will develop products and services that promote consumer choice and convenience, address quality, and contain your costs.

Even as we plan to join together with CVS Corporation, there will be no immediate changes to our business or to our relationship with you, as the merger is not expected to be completed for another 6-12 months.

I hope you find the attached materials to be helpful. Please contact me if your employees have additional questions not addressed here.

Thank you,

Caremark

Caremark/CVS Merger

Talking Points for Clients’ Plan Participants

•	Caremark announced November 1, 2006 that it will merge with CVS Corporation, the nation’s largest pharmacy chain.

•	The combined company will offer end-to-end services from pharmacy benefits plan design to prescription fulfillment in the mail and retail setting.

•	The merger will not be completed for another 6-12 months, so you will see no changes for some time.

•	Over time, the new company will be able to provide you with a whole new level of convenience, value and service. The company will also be better positioned to help you manage the costs and complexities of the healthcare system and drive superior healthcare outcomes.

•	Once the merger is completed, Caremark will continue to be managed by the Caremark management team and operate under the Caremark name. Plan participants will continue to have access to all the services they do currently, plus greater choice and convenience.

•	As a Caremark plan participant, you will have access to greater information and choices, and enhanced personal interaction with pharmacists through the phone and in-person at CVS stores, making it easier for you to adhere to your prescription requirements and get information about your healthcare choices. The new company will be able to do even more to help you maximize benefits you receive under your current plan.

•	The new company will provide greater convenience for consumers, who will have access to over-the-counter products, dietary supplements and more.

•	We intend to continue providing access to the large, nationwide network of participating pharmacies currently available to you.

•	And of course, you will still have access 24 hours a day, 7 days a week through the Caremark toll-free number to pharmacists and service specialists.

Employee Frequently Asked Questions for Client Use

1.	How will this merger benefit me?

We know that our consumers demand affordable pharmacy benefits, efficiency, and convenience and this merger with CVS will enable Caremark to deliver these even more effectively, while also expanding services to you.

2.	What new services will be available to me?

Caremark’s goal is to provide you with more personalized, convenient, and efficient healthcare services. You will have access to greater information and choices, and enhanced personal interaction with pharmacists through the phone and in-person at CVS stores, making it easier for you to adhere to your prescription requirements. In the future, the combination with CVS will also enable the new company to offer broader health assessment/wellness services to help you manage and protect against potential health risks and avoid future health costs. You will also have greater choice and convenient access to over-the-counter products, dietary supplements and more.

3.	Will the merger change how I receive my prescriptions?

Once this merger is completed, which is expected to happen in 6-12 months, CVS/Caremark will provide you with more options in how you receive your prescriptions.

4.	What will happen to the Caremark name?

Caremark will manage the combined company’s pharmaceutical services business, which will continue to be called Caremark.

5.	Is my current prescription identification card still valid?

Yes, your current prescription identification card is still valid.

6.	How will the merger affect my prescription costs? Will they increase, decrease or remain the same?

Caremark has always sought to offer clients and plan participants the most value for their healthcare dollar and this will not change. The merger with CVS will enhance our ability to improve healthcare outcomes, manage pharmaceutical costs and keep costs down for consumers.

7.	Can I continue to use Caremark’s mail services or do I need to go to a store?

This transaction is about enhanced choice and convenience. You can certainly still receive your prescriptions by mail to your home, if mail service is included in your plan design.

8.	Previously I could fill my prescription at any Caremark participating retail pharmacy. Will I only be able to use CVS retail pharmacies from now on?

We intend to continue providing access to the network of participating pharmacies currently available to you.

9.	Will the Caremark website and phone number I currently use to manage my prescriptions change? Can I access my prescription order history via the CVS website?

You should continue to use the Caremark Website and the phone number on your identification card to manage your prescriptions.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger will be available in the joint proxy statement/prospectus to be filed with the SEC.

Important Information for Investors and Stockholders

Caremark and CVS will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Georgeson Shareholder Communications, Inc., 17 State Street, New York, New York 10004.

Caremark, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006. CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.